PROSPECTUS	Filed pursuant to Rule 424(b)(1) Registration Number 333-181320

67,061,083 Shares of Common Stock

23,421,704 Shares of Common Stock Underlying Warrants

This prospectus relates to the sale and other disposition of an aggregate of 23,421,704 shares of common stock of Elephant Talk Communications, Corp., a Delaware corporation, issuable upon exercise of the following warrants: (a) an aggregate of 10,571,368 warrants issued by Registrant to certain parties on September 30, 2008, (b) an aggregate of 7,677,385 warrants issued by Registrant to certain parties on August 18, 2008, (c) an aggregate of 3,829,286 warrants issued by Registrant to certain parties on March 17, 2010, (d) 75,000 and 18,859 warrants to certain parties on January 4, 2011 and February 23, 2012 respectively and (e) an aggregate of 1,249,806 warrants issued at various times to QAT II Investments SA (“QAT II”).

This prospectus also relates to the sale of up to a total of 67,061,083 shares of common stock that may be sold from time to time by the selling stockholders named in this prospectus and their successors and assigns.  The shares of common stock subject to this prospectus include: (i) 29,421,614 shares of common stock issued in a 2010 private placement offering (the “2010 Private Placement”) (including (a) 17,754,928 as part of the initial offering (b) 11,666,686 as a result of the exercise of the warrants issued as part of the units issued to the investors participating in the 2010 Private Placement, (ii) 5,493,988 shares of common stock issued in the 2010 bridge offering (“2010 Bridge Offering”) (including (a) 1,885,000 shares of common stock issued and (b) 2,883,988 shares of common stock as a result of the mandatory exercise of ‘the “A” warrants’ issued as part of the units sold in the 2010 Bridge Offering and (c) 725,000 shares of common stock as a result of the voluntary exercise of ‘the “B” warrants’ issued as part of the units sold in the 2010 Bridge Offering, (iii) 11,797,701 shares of common stock issuable in connection with 11,797,701 remaining warrants outstanding issued in connection with the 2010 Private Placement (including (a) 6,771,311 warrants underlying automatic conversions of certain notes and loans by QAT II and (b) 5,026,390 warrants issued in connection with the amendment to certain loans from QAT II), (iv) 2,160,000 shares of common stock underlying 2,160,000 shares of common stock issued as “B” warrants which were offered in the 2010 Bridge Offering, (v) 11,543,020 shares of common stock underlying 11,543,020 warrants issued in connection with a 2009 private placement, (vi) 2,100,000 shares of common stock underlying warrants issued to Dawson James Securities, Inc. (“Dawson James”), a FINRA registered broker-dealer, for acting as selling agent in connection with the 2010 Private Placement (including (a) 1,284,563 remaining outstanding warrants and (b) 815,437 shares of common stock as a result of voluntary exercised warrants) (vii) 387,333 shares of common stock underlying shares and warrants issued to Sandgrain Securities and Quercus Management Group NV (“QMG”) for acting as selling agent in connection with the 2010 Bridge Offering (including (a) 219,933 shares of common stock as a result of the voluntary exercise of  “A” warrants and “B” warrants and (b) 167,400 remaining outstanding “B” warrants), (viii) 1,644,232 shares of common stock underlying shares and warrants issued to Dawson James and QMG for acting as selling agents in connection with the 2009 convertible note offering (including (a)  1,547,943 remaining outstanding warrants and (b) 96,289 shares of common stock as a result of the voluntary exercise of warrants (ix) 2,513,195 shares of common stock underlying 2,513,195 warrants issued to QAT II in connection with certain loans made to the Company. The securities offered for resale hereby were issued to the applicable selling stockholders in private placement or other exempt transactions completed prior to the filing of the registration statement of which this prospectus is a part.

The selling stockholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more broker-dealers or agents. If the shares of common stock are sold through broker-dealers or agents, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale or at negotiated prices. See “Plan of Distribution” beginning on page 16 of this prospectus.

Our common stock is quoted on the NYSE Amex under the symbol “ETAK”. The closing price for our common stock on May 4, 2012 was $1.90 per share.

Investing in our common stock involves risk. You should carefully consider the risk factors beginning on page 4 of this prospectus before making a decision to invest in our common stock.

 You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is May 16, 2012

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the SEC.  You should rely only on the information provided in this prospectus and any document incorporated by reference in this prospectus.  We have not authorized anyone to provide you with information different from that contained in or incorporated by reference into this prospectus.  This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus.  This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful.  The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted.

Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.  The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.  The rules of the SEC may require us to update this prospectus in the future.

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PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus.  This summary does not contain all the information you should consider before investing in the securities.  Before making an investment decision, you should read the entire prospectus carefully, including the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements and the notes to the financial statements included in this prospectus.

As used throughout this prospectus, the terms “ETAK”, “Company”, “we,” “us,” or “our” refer to Elephant Talk Communications, Corp., a Delaware corporation, together with its subsidiaries.

Our Company

We are an international provider of business software and services to the telecommunications and financial services industry.  We enable both mobile carriers and virtual operators to offer a full suite of products, delivery platforms, support services, superior industry expertise and high quality customer service without substantial upfront investments from clients.  We provide to global telecommunication companies, mobile network operators, banks, supermarkets, consumer product companies, media firms, and other businesses a full suite of products and services that enable them to fully provide telecom services as part of their business offerings.  We offer various dynamic products that include remote health care, credit card fraud prevention, mobile internet ID security, multi-country discounted phone services, loyalty management services, and a whole range of other emerging customized mobile services.

Converged telecommunication services – full MVNE solutions.

We are a niche player in the converged telecommunications market, providing traffic and network services as a licensed operator, and specializing in carrier grade mobile enabling platforms to provide outsourced solutions to the various players in the telecommunications’ value chain, including Mobile Network Operators or MNOs, Mobile Virtual Network Operators or MVNOs and non-operator companies in need of both mobile as well as specialized landline telecommunication services. In this chain, we position ourselves as a Full Mobile Virtual Network Enabler or MVNE, including offering customized mobile services such as our network integrated ValidSoft security and fraud prevention solutions.

ValidSoft – electronic fraud prevention

Our wholly owned subsidiary, ValidSoft Ltd. (“ValidSoft”) gives us a position in providing solutions to counter electronic fraud relating to card, the internet, and telephone channels.  ValidSoft is a market leader in providing solutions to counter electronic fraud relating to credit or debit cards, the internet, and telephone channels.  ValidSoft solutions are telecommunications based and are at the cutting edge of the market, utilizing access to the most sophisticated global telecommunications networks and expertise.  The solutions are used to combat card-present and card-not-present fraud as well as electronic fraud on all channels, including the most advanced fraudulent attacks such as Man-in-the-Browser.  The solutions are designed to have ease of use, mass-market application, to be cost effective and secure, be intuitive and to allow leveraging with most ubiquitous telecommunication devices available.  Our product, VALid-POS®,  was awarded the European Privacy Seal in March 2010, certifying its compliance with European Data Protection law.  ValidSoft is the only Security Software company in the world to be certified to EuroPriSe standards.

Landline network outsourcing services

Through our fixed line telecom infrastructure and our centrally operated and managed IN-CRM-Billing platform, we also provide traditional telecom services like Carrier Select and Carrier Pre-Select Services, Toll Free and Premium Rate Services to the business market.

Recent Developments - 2012 Private Placement

General

On March 30, 2012, we consummated a private placement (“2012 Private Placement”) of certain senior secured convertible notes (the “convertible notes” or “notes”) in the principal amount of $8,800,000 to five accredited investors (the “noteholders”) pursuant to a securities purchase agreement on the terms set forth below. We received gross proceeds of $8,000,000, after the $800,000 original issue discount. In connection with the 2012 Private Placement, we entered into the following agreements: a securities purchase agreement (the “securities purchase agreement”), the convertible notes, the escrow agreements, the security agreement, the subsidiary guaranty agreement, the voting agreement and the registration rights agreement.

The convertible notes bear an annual interest rate of 8% of the principal amount and mature on May 1, 2014. The monthly installment payments (constituting interest and amortization) in the aggregate amount of $2,273,718 for the first year were reserved to ensure payment of the monthly installments. We can elect, on a monthly basis, to pay the full installment amount or parts thereof in our common stock at an amount equal to 90% of the average of the five lowest volume weighted average prices (“VWAP”) of the common stock during the twenty (20) trading days immediately prior to such installment on the trading day payment date. The remaining amount of $5,726,282 was made available to us immediately at closing of the transaction. In the first year, if we elect to pay a monthly installment in common stock, the equivalent cash installment amount will be released from the escrow to us.

The convertible notes are convertible at the option of the noteholders into our common stock at a fixed conversion price of $2.61 (the “fixed conversion price”), which equals to 115% of the trailing 30 day closing price prior to closing of the transaction. Twelve months after the issuance date, the notes are automatically convertible at the fixed conversion price, if the price of our common stock, for any consecutive 30 days, close at or above 150% of the fixed conversion price.

Negative Covenant

According to the terms of the securities purchase agreement we are subject to the following negative covenants: (i) not to create any pledge, mortgage or other grant of security interest on any of its assets without the noteholders’ prior written consent; (ii) not to create or assume any indebtedness that is senior to the notes without the noteholders’ prior written consent; (iii) not to guarantee any indebtedness of any of our subsidiaries or any other person with certain exceptions; (iv) not to declare or make any restricted payments, which include, among other things, dividend or distribution on any class of our capital stock.

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Events of Default

According to the terms of the convertible notes issued in the March 2012 private placement, the following events, among other things, may be deemed as or result in an event of default:

▪	Suspension of trading of our common stock on the NYSE Amex for a period of 5 days or for more than an aggregate of 10 days in any 365-day period;
▪	Failure to deliver the required number of shares of our common stock within 3 days after an applicable conversion date;
▪	Failure to pay any amount of principal, interest, and/or late charges when and as due under the terms of the convertible notes, including failure to pay any redemption payments;
▪	We or any of our subsidiaries, as parties to the security agreement and subsidiary guaranty agreement, default on any indebtedness as defined in the securities purchase agreement; and
▪	We fail to hold a special stockholders meeting to approve the issuance in full of all conversion shares and stock payment shares in according to the NYSE Amex rules within the required period.

If an event of default occurs, the noteholder may declare all of the then outstanding principal of the affected note and all other notes held by the noteholder, including any interest and unpaid late charges, to be due and payable immediately with certain exceptions. In the event of such acceleration, the amount due and owing to the noteholder shall be 110% of the outstanding principal held by the noteholder. In addition, such acceleration triggers default under the security agreement, as a result of which, the noteholder may foreclose on our subsidiaries’ assets.

In the event we (in partnership with Adeptra) fail to announce that we have entered into a contract with one of the ten largest international financial institutions to provide SIM swapping fraud detection and prevention services to such financial institution in which the Company will receive certain requisite amount of net compensation (the “launch failure”), the noteholders may declare all of the then outstanding principal amount of the note to be due and payable immediately. In addition, in the event of a launch failure, the noteholders may convert the notes into our common stock at the lowest of (a) the fixed conversion price in effect prior to such failure, (b) 90% of the average of the 5 lowest VWAPs for the 20 days prior to that day (c) 90% of the lowest reported trade price for the common stock as reported by Bloomberg on such date. Upon occurrence of a launch failure, the Company has the option to redeem a portion or the entire outstanding amount of the convertible notes at a redemption price of 100% thereof. On May 10, 2012, we announced that, through our strategic partner Adeptra, we have started the operational phase of our first large-scale commercial contract with one of the ten largest financial institutions for the utilization of ValidSoft’s SIM swap fraud solutions.

Reserved shares and Other Limitations

We are required to initially reserve a number of common stock equal to 225% of the entire principal amount of the notes at the fixed conversion price (the “reserved shares”). The notes include certain beneficial ownership limitations applicable to the conversion of the notes. At no time will a holder be entitled to convert any portion of the notes if, after such conversion the noteholder would beneficially own more than 4.9% of the then issued and outstanding shares of common stock. The noteholder may increase or decrease this limitation percentage not in excess of 9.9% upon a 61 day prior written notice to us.

In addition, the noteholders are not entitled to convert any portion of the note if, after such conversion, the issuance of the conversion shares would be in excess of 20% of the then issued and outstanding shares and thus require stockholder 2 pursuant to NYSE Amex rules, unless such stockholder approval is obtained or a legal opinion is obtained stating no stockholder approval is required.

Stockholder Approval and Voting Agreement

Notwithstanding the fact that the issuance of the shares of common stock in connection with the 2012 Private Placement does not require stockholder approval pursuant to NYSE Amex rules, we agreed to hold a stockholders meeting for the purpose of approving the issuance in full of all conversion shares and stock payment shares within 120 days from the closing date. Further, following a launch failure, we will use reasonable best efforts, within 45 days of the date of such launch failure (or 60 days after the date of launch failure if the proxy statement is reviewed by the SEC), to hold a special stockholders meeting for the purpose of amending our certificate of incorporation to increase the authorized number of shares of common stock from 250,000,000 shares to 350,000,000 shares.

Under the voting agreement, stockholders representing beneficial ownership of more than 36% of the issued and outstanding shares as of March 29, 2012 agreed to vote in favor of the proposal to approve the securities purchase agreement.

Security Interests

Our payment obligations under the convertible notes are secured by a first priority security interest over substantially all the assets of the Company and our subsidiaries pursuant to the security agreement and guaranteed by our subsidiaries pursuant to the subsidiary guaranty agreement.

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Registration Requirements

Pursuant to the registration rights agreement, we are obligated to register the shares of common stock in connection with the convertible notes pursuant to certain mandatory registration rights granted to the noteholders. Within 30 days of the closing, we are required to file a registration statement on Form S-3 covering the resale of all the shares issuable under the notes and any additional shares issuable with respect to the notes as a result of any stock split, stock dividend, recapitalization, exchange, anti-dilution adjustment to the notes or similar event or otherwise, without regard to any limitation on the issuance of shares under the notes. We agreed to cause such initial registration statement to be effective within 120 days of closing of the 2012 Private Placement.

We will be required to pay liquidated damages of 1% of each noteholder’s initial investment (the amount after the original issuance discount) on each of the following dates: (i) 30th day of closing if such initial registration statement is not file (“filing failure”), (ii) 30th day of closing if such initial registration statement is not declared effective (“effectiveness failure”), (iii) the initial day of a maintenance failure as defined in the registration rights agreement; (iv) on the thirtieth day after the date of a filing failure and every thirtieth day thereafter (pro rated for periods totaling less than thirty days) until such filing failure is cured; (v) on the thirtieth day after the date of an effectiveness failure and every thirtieth day thereafter (pro rated for periods totaling less than thirty days) until such effectiveness failure is cured; and (vi) on the thirtieth day after the date of a Maintenance Failure and every thirtieth day thereafter (pro rated for periods totaling less than thirty days) until such Maintenance Failure is cured. We filed a registration statement on Form S-3 with the SEC on April 26, 2012.

Corporate Information

Our executive office is located at Schiphol Boulevard 249, 1118 BH Luchthaven Schiphol, the Netherlands.

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THE OFFERING

Common stock outstanding before the offering	113,986,233 (1)

Common stock offered by selling stockholders	Up to 87,554,699 shares of common stock held by the selling stockholders or underlying securities held by the selling stockholders.

Additional Registration	This prospectus also covers an aggregate of 23,421,704 shares of common stock underlying 23,421,704 warrants which were issued by the Registrant to certain parties at various times between August 18, 2008 and February 23, 2012.

Common stock to be outstanding after the offering	Up to 137,407,937 shares, assuming full exercise of the warrants.

NYSE Amex Equities symbol	ETAK

Use of proceeds	We will not receive any proceeds from the sale of the common stock offered hereby. However, we may receive up to a maximum of approximately $92 million of proceeds from the exercise of all the warrants held by certain selling stockholders, which proceeds we would expect to use for general working capital. No assurances can be given, however, that all or any portion of such warrants will ever be exercised. See “Use of Proceeds.”

Plan of Distribution	The selling stockholders, and their pledgees, donees and transferees or other successors in interest, may from time to time offer and sell, separately or together, some or all of the common stock covered by this prospectus. Registration of the common stock covered by this prospectus does not mean, however, that those shares necessarily will be offered or sold. See “Plan of Distribution.”

Risk Factors	Please read the “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the securities offered in this prospectus.

(1)	As of April 30, 2012.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements.  We have based these forward-looking statements on our current expectations and projections about future events.  Our actual results may differ materially from those discussed herein, or implied by, these forward-looking statements.  Forward-looking statements are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project” and other similar expressions. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements included in this Report or our other filings with the SEC include, but are not necessarily limited to, those relating to:

☐	risks and uncertainties associated with the integration of the assets and operations we have acquired and may acquire in the future;

☐	our possible inability to raise or generate additional funds that will be necessary to continue and expand our operations;

☐	our potential lack of revenue growth;

☐	our potential inability to add new products and services that will be necessary to generate increased sales;

☐	our potential lack of cash flows;

☐	our potential loss of key personnel;

☐	the availability of qualified personnel;

☐	international, national regional and local economic political changes;

☐	general economic and market conditions;

☐	increases in operating expenses associated with the growth of our operations;

☐	the possibility of telecommunications rate changes and technological changes;

☐	the potential for increased competition; and

☐	other unanticipated factors.

The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein or risk factors that we are faced with that may cause our actual results to differ from those anticipate in our forward-looking statements. Please see “Risk Factors” in our reports filed with the SEC or in a prospectus supplement related to this prospectus for additional risks which could adversely impact our business and financial performance.

Moreover, new risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.

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RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider and evaluate all of the information contained in this prospectus and in the documents we incorporate by reference in this prospectus before you decide to purchase our securities. In particular, you should carefully consider and evaluate the risks and uncertainties described below and under “Risk Factors” in our Form 10−K for the year ended December 31, 2011 and in subsequent filings that we make with the SEC, as well as other information in this prospectus before purchasing our securities.  Each of the risks and uncertainties set forth herein and therein could materially and adversely affect our business, results of operations and financial condition or ability to make distributions to our stockholders.  In such case, you could lose all or a portion of your investment.

Risks Related to Our Company

The substantial and continuing losses, and significant ongoing operating expenses incurred in the past few years, may require us to change our business plan.

We have incurred net losses of $25,310,735 and $92,483,360 for the years ended December 31, 2011 and 2010, respectively. As of December 31, 2011, we had an accumulated deficit of $180,128,371.

Our losses are the result of our continued investment in engineering, software development and build up of integration skills and intellectual property of our mobile platform and our fraud prevention solutions as well as increase in international market development efforts. In 2011, these investments saw the beginning of a revenue ramp-up whereby the revenue contribution (revenues minus cost of service) in 2011 increased more than 70% in comparison with the previous year. This was partly due to a large customer base with monthly recurring revenues coming on to our platform at the end of the fourth quarter 2011. However, this has not yet resulted in positive cash flow and accordingly, management may consider financing as needed.

During 2011, we received gross proceeds of $26,808,067 from exercised warrants and employee options. Through March 2012, we have received another $590,740 of gross proceed from exercised warrants and employee options.

Although we have previously been able to raise capital as needed, including our recent private placement of certain senior secured convertible notes in the principal amount of $8,800,000, such capital may not continue to be available to us at all, or if available, on reasonable terms as required. Further, the terms of such financing may be dilutive to our existing stockholders or otherwise on terms not favorable to us or our existing stockholders. If we are unable to secure additional capital, as circumstances require, or do not succeed in meeting our sales objectives we may be required to change our operations.

Recent economic events may have an adverse effect in the markets in which we operate.

Much of our business is consumer driven, and to the extent there is a decline in consumer spending, we could experience a reduction in the demand for our services and a decrease in our revenues, net income and an increase in bad debts arising from non-payment of our trade receivables. Although we have seen a rise in our existing revenues, the cumulative effect of the negative economic conditions in Europe and elsewhere may have a deleterious effect on our business operations and will need to carefully monitor our operating costs accordingly.

We currently derive a large part of our revenue from our landline outsourced services.

Although our revenue mix is changing and our mobile and security services are improving operating margins, the landline based premium rate services comprise our largest revenue source, albeit with low margins. If significant changes occur in market conditions pertaining to this type of service it could have an adverse impact on our business, results of operations and financial condition.

We have recently shifted our business strategy, and we may not prove successful in our new focus.

In 2006, we began to expand our focus from the market of landline telecommunication services to mobile and security services, including substantial increases in investment in software engineering, systems integration and mobile components. Even though we have built experience in serving these new customers since 2008, we have limited large scale experience in these areas, therefore we may not be able to enter and compete in these markets, or achieve profitability.

We have identified material weaknesses in our internal control over financial reporting.

We received an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2011. Material weaknesses were identified in the effectiveness of our internal controls as it relates to United States generally accepted accounting principles or GAAP and SEC reporting due to lack of adequate experienced staffing for our GAAP and SEC reporting. These material weaknesses, if not remediated, create an increased risk of misstatement of our financial results, which, if material, may require future restatement of our financial results. A failure to implement improved internal controls, or difficulties encountered in their implementation or execution, could cause future delays in our reporting obligations and could have a negative effect on us and on the trading price of our common stock.

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We may not be able to integrate new technologies and provide new services in a cost-efficient manner.

The telecommunications industry is subject to rapid and significant changes in technology, frequent new service introductions and evolving industry standards. We cannot predict the effect of these changes on our competitive position, our profitability or the industry generally. Technological developments may reduce the competitiveness of our networks and our software solutions and require additional capital expenditures or the procurement of additional products that could be expensive and time consuming. In addition, new products and services arising out of technological developments may reduce the attractiveness of our services. If we fail to adapt successfully to technological advances or fail to obtain access to new technologies, we could lose customers and be limited in our ability to attract new customers and/or sell new services to our existing customers. In addition, delivery of new services in a cost-efficient manner depends upon many factors, and we may not generate anticipated revenue from such services.

Disruptions in our networks and infrastructure may result in customer dissatisfaction, customer loss or both, which could materially and adversely affect our reputation and business.

Our systems are an integral part of our customers’ business operations. It is critical for our customers, that our systems provide a continued and uninterrupted performance. Customers may be dissatisfied by any system failure that interrupts our ability to provide services to them. Sustained or repeated system failures would reduce the attractiveness of our services significantly and could result in decreased demand for our services.

We face the following risks to our networks, infrastructure and software applications:

▪	our territory can have significant weather events which physically damage access lines;
▪	power surges and outages, computer viruses or hacking, earthquakes, terrorism attacks, vandalism and software or hardware defects which are beyond our control; and
▪	unusual spikes in demand or capacity limitations in our or our suppliers’ networks.

Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose customers and/or incur expenses, and thereby adversely affect our business, revenue and cash flow.

Integration of acquisitions ultimately may not provide the benefits originally anticipated by management and may distract the attention of our personnel from the operation of our business.

We strive to broaden our solutions offerings as well as to increase the volume of voice, data and media traffic that we carry over our existing global network in order to reduce transmission costs and other operating costs as a percentage of net revenue, improve margins, improve service quality and enhance our ability to introduce new products and services. We acquired ValidSoft and we may pursue additional acquisitions in the future to further our strategic objectives. Acquisitions of businesses and customer lists involve operational risks, including the possibility that an acquisition may not ultimately provide the benefits originally anticipated by management. Moreover, we may not be successful in identifying attractive acquisition candidates, completing and financing additional acquisitions on favorable terms, or integrating the acquired business or assets into our own. There may be difficulty in integrating technologies and solutions, in migrating customer bases and in integrating the service offerings, distribution channels and networks gained through acquisitions with our own. Successful integration of operations and technologies requires the dedication of management and other personnel, which may distract their attention from the day-to-day business, the development or acquisition of new technologies, and the pursuit of other business acquisition opportunities. Therefore, successful integration may not occur in light of these factors.

Uncertainties and risks associated with international markets could adversely impact our international operations.

We have significant international operations in Europe and to a lesser extent in the Middle East and the Far East. There can be no assurance that we will be able to obtain the permits and operating licenses required for us to operate, obtain access to local transmission facilities on economically acceptable terms, or market services in international markets. In addition, operating in international markets generally involves additional risks, including unexpected changes in regulatory requirements, taxes, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, political risks, fluctuations in currency exchange rates, restrictions associated with the repatriation of funds, technology export and import restrictions, and seasonal reductions in business activity. Our ability to operate and grow our international operations successfully could be adversely impacted by these risks.

Because most of our business is conducted outside the United States, fluctuations in foreign currency exchange rates versus the United States Dollar could adversely affect our reported results of operations.

Currently all of our net revenue is derived from sales and operations outside the United States whereas the reporting currency for our consolidated financial statements is the United States Dollar (USD). The local currency of each country is the functional currency for each of our respective entities operating in that country, where the Euro is the predominant currency. Considering the fact that most income and expenses are not subject to relevant exchange rate differences, it is only at a reporting level that the translation needs to be made to the reporting unit of USD. In the future, we expect to continue to derive a significant portion of our net revenue and incur a significant portion of our operating costs outside the United States, and changes in exchange rates have had and may have a significant, and potentially distorting effect (either negative or positive) on the reported results of operations, not necessarily of the result of operations in real terms. Our primary risk of loss regarding foreign currency exchange rate risk is caused by fluctuations in the following exchange rates: USD/EUR, USD/CHF, USD/HKD, USD/CNY, USD/GBP and USD/BHD.

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We historically have not engaged in hedging transactions since we primarily operate in same currency countries, currently being the EUR. However, the operations of affiliates and subsidiaries in non-US countries have been funded with investments and other advances denominated in foreign currencies and more recently in USD. Historically, such investments and advances have been long-term in nature, and we accounted for any adjustments resulting from currency translation as a charge or credit to accumulate other comprehensive loss within the stockholders’ deficit section of our consolidated balance sheets. Although we have not engaged in hedging so far we continue to assess on a regular basis the possible need for hedging.

We are substantially smaller than our major competitors, whose marketing and pricing decisions, and relative size advantage, could adversely affect our ability to attract and retain customers and are likely to continue to cause significant pricing pressures on us that could adversely affect our net revenues, results of operations and financial condition.

The market for telecommunications (traffic) services is significantly influenced by the marketing and pricing decisions of the larger long distance, Internet access, broadband, DSL and mobile business participants. Prices in the landline and mobile communication industries have continued to decline in recent years, and as competition continues to increase, we believe that prices are likely to continue decreasing. Customers frequently change long distance, wireless and broadband providers, and ISPs in response to the offering of lower rates or promotional incentives, increasingly as a result of bundling of various services by competitors. Moreover, competitors’ VOIP and broadband product rollouts have added further customer choice and pricing pressure. As a result, generally, customers can switch carriers and service offerings at any time. Competition in all of our traffic services markets is likely to remain intense or even increase in intensity and, as deregulatory influences are experienced in markets outside the United States, competition in non-United States markets is becoming similar to the intense competition in the United States. Many of our competitors are the principal or incumbent carriers of a country and are significantly larger than us and have substantially greater financial, technical and marketing resources, larger networks, a broader portfolio of service offerings, greater control over network and transmission lines, stronger name recognition and customer loyalty, long-standing relationships with our target customers, and lower debt leverage ratios. As a result, our ability to attract and retain customers in the traffic services may be adversely affected. Many of our competitors enjoy economies of scale that result in low cost structures for transmission and related costs that could cause significant pricing pressures within the industry. We compete on the basis of price, particularly with respect to our sales to other carriers, and also on the basis of customer service and our ability to provide a variety of telecommunications products and services. If such price pressures and bundling strategies intensify, we may not be able to compete successfully in the future, may face quarterly revenue and operating results variability, and may have heightened difficulty in estimating future revenues or results.

Our services related to communications software and information systems, outsourced solutions and value added (communication) services, including our ValidSoft fraud prevention and resolution products are highly competitive and fragmented, and we expect competition to continue to increase. We compete with telecom solution providers, independent software and service providers and the in-house IT and network departments of communications companies as well as firms that provide IT services (including consulting, systems integration and managed services), software vendors that sell products for particular aspects of a total information system, software vendors that specialize in systems for particular communications services (such as Internet, landline and mobile services, cable, satellite and service bureaus) and companies that offer software systems in combination with the sale of network equipment. Also, in this more fragmented market, larger players exist with associated advantages described earlier which we need to compete against.

Our positioning in the marketplace as a smaller provider places a significant strain on our resources, and if not managed effectively, could result in operational inefficiencies and other difficulties.

Our positioning in the marketplace may place a significant strain on our management, operational and financial resources, and increase demand on our systems and controls. To manage this position effectively, we must continue to implement and improve our operational and financial systems and controls, invest in development & engineering, critical systems and network infrastructure to maintain or improve our service quality levels, purchase and utilize other system and solutions, and train and manage our employee base. As we proceed with our development, operational difficulties could arise from additional demand placed on customer provisioning and support, billing and management information systems, product delivery and fulfillment, sales and marketing and administrative resources.

For instance, we may encounter delays or cost-overruns or suffer other adverse consequences in implementing new systems when required. In addition, our operating and financial control systems and infrastructure could be inadequate to ensure timely and accurate financial reporting.

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We could suffer adverse tax and other financial consequences if U.S. or foreign taxing authorities do not agree with our interpretation of applicable tax laws.

Our corporate structure is based, in part, on assumptions about the various tax laws, including withholding tax, and other relevant laws of applicable non-U.S. jurisdictions. Foreign taxing authorities may not agree with our interpretations or reach different conclusions. Our interpretations are not binding on any taxing authority and, if these foreign jurisdictions were to change or to modify the relevant laws, we could suffer adverse tax and other financial consequences or have the anticipated benefits of our corporate structure materially impaired.

We must attract and retain skilled personnel. If we are unable to hire and retain technical, technical sales and operational employees, our business could be harmed.

Our ability to manage our growth will be particularly dependent on our ability to develop and retain an effective sales force and qualified technical and managerial personnel. We intend to hire additional employees, including software engineers, communication engineers, project managers, sales consultants, employees and operational employees. The competition for qualified technical sales, technical, and managerial personnel in the communications and software industry is intense, and we may not be able to hire and retain sufficient qualified personnel. In addition, we may not be able to maintain the quality of our operations, control our costs, maintain compliance with all applicable regulations, and expand our internal management, technical, information and accounting systems in order to support our desired growth, which could have an adverse impact on our operations. Volatility in the stock market and other factors could diminish the use, and the value, of our equity awards as incentives to employees, putting us at a competitive disadvantage or may force us to use more cash compensation.

If we are not able to use and protect our intellectual property domestically and internationally, it could have a material adverse effect on our business.

Our ability to compete depends, in part, on our ability to use our intellectual property internationally. We rely on a combination of patents, trade secrets, trademarks and licenses to protect our intellectual property. We are also subject to the risks of claims and litigation alleging infringement of the intellectual property rights of others. The telecommunications industry is subject to frequent litigation regarding patent and other intellectual property rights. We rely upon certain technology, including hardware and software, licensed from third parties. The technology licensed by us may not continue to provide competitive features and functionality. Licenses for technology currently used by us or other technology that we may seek to license in the future may not be available to us on commercially reasonable terms or at all.

Our revenue, earnings and profitability are affected by the length of our sales cycle as well as length of our strategic mobile partnership cycle, and longer cycles could adversely affect our results of operations and financial condition.

Our business is directly affected by the length of our sales cycle and our strategic mobile partnership cycles with mobile network operators (MNOs). Both our telecommunications traffic services as well as our communications information systems, outsourced solutions and value added (communication) services, including our ValidSoft security solutions are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and procurement procedures within an organization. The purchase of these types of products typically also requires coordination and agreement across many departments within a potential customer’s and MNO’s organization. Delays associated with such timing factors could have a material adverse effect on our results of operations and financial condition. In periods of economic slowdown in the communications industry, which may recur in the current economic climate, our typical sales cycle lengthens, which means that the average time between our initial contact with a prospective customer or MNO and the signing of a sales contract or MNO increases. The lengthening of our sales and strategic mobile partnership cycle could reduce growth in our revenue in the future. In addition, the lengthening of our sales and strategic mobile partnership cycle contributes to an increased cost of sales, thereby reducing our profitability.

We are dependent on a significant customer for our Premium Rate Services business and the loss of this customer could have an adverse effect on our business, results of operations and financial condition.

In 2011, one customer in the Netherlands accounted for our premium rate services revenue of $18,670,810 or 58% of the total revenue. For the same period in 2010, the same customer accounted for our premium rate services revenue of $22,439,478 or 60% of the total revenue. If this customer discontinues its relationship with us for any reason, or reduces or postpones current or expected revenues, it could have an adverse impact on our business, results of operations and financial condition although the impact maybe smaller than indicated by the revenue generated due to the low margin contribution of this particular (landline PRS) business.

Product defects or software errors could adversely affect our business.

Design defects or software errors may cause delays in product introductions and project implementations, damage customer satisfaction and may have a material adverse effect on our business, results of operations and financial condition. Our software products are highly complex and may, from time to time, contain design defects or software errors that may be difficult to detect and/or correct. Because our products are generally used by our customers to perform critical business functions, design defects, software errors, misuse of our products, incorrect data from external sources or other potential problems within or outside of our control may arise during implementation or from the use of our products, and may result in financial or other damages to our customers, for which we may be held responsible. Although we have license agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against such claims in all cases and in all jurisdictions. In addition, as a result of business and other considerations, we may undertake to compensate our customers for damages caused to them arising from the use of our products, even if our liability is limited by a license or other agreement. Claims and liabilities arising from customer problems could also damage our reputation, adversely affecting our business, results of operations and the financial condition.

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Risks Related to Our Industry

Changes in the regulation of the telecommunications industry could adversely affect our business, revenue or cash flow.

We operate in a heavily regulated industry. As a multinational telecommunications company or provider of services to carriers and operators, we are directly and indirectly subject to varying degrees of regulation in each of the jurisdictions in which we provide our services. Local laws and regulations, and the interpretation of such laws and regulations, differ significantly among the jurisdictions in which we operate. Enforcement and interpretations of these laws and regulations can be unpredictable and are often subject to the informal views of government officials. Certain European, foreign, federal, and state regulations and local franchise requirements have been, are currently, and may in the future be, the subject of judicial proceedings, legislative hearings and administrative proposals. Such proceedings may relate to, among other things, the rates we may charge for our local, network access and other services, the manner in which we offer and bundle our services, the terms and conditions of interconnection, unbundled network elements and resale rates, and could change the manner in which telecommunications companies operate. We cannot predict the outcome of these proceedings or the impact they will have on our business, revenue and cash flow.

There can be no assurance that future regulatory changes will not have a material adverse effect on us, or that regulators or third parties will not raise material issues with regard to our compliance or noncompliance with applicable regulations, any of which could have a material adverse effect upon us. Potential future regulatory, judicial, legislative, and government policy changes in jurisdictions where we operate could have a material adverse effect on us. Domestic or international regulators or third parties may raise material issues with regard to our compliance or noncompliance with applicable regulations, and therefore may have a material adverse impact on our competitive position, growth and financial performance.

If competitive pressures continue or intensify and/or the success of our new products is not adequate in amount or timing to offset the decline in results from our legacy businesses, we may not be able to service our debt or other obligations.

There are substantial risks and uncertainties in our future operating results, particularly as aggressive pricing and bundling strategies by certain incumbent carriers and incumbent local exchange carriers have intensified competitive pressures in the markets where we operate, and/or if we have insufficient financial resources to market our services. The aggregate anticipated margin contribution from our new mobile and security solutions may not be adequate in amount or timing to offset the declines in margin from our traditional landline telecommunications services.

We experience intense domestic and international competition in our telecommunications traffic and fraud prevention business which may adversely affect our results of operations and financial condition.

Both the landline and mobile traffic business are intensely competitive with relatively limited barriers to entry in the more deregulated countries in which we operate and with numerous entities competing for the same customers. Recent and pending deregulation in various countries may encourage new entrants to compete, including ISPs, Mobile Network Operators, cable television companies, who would offer voice, broadband, Internet access and television, and electric power utilities who would offer voice and broadband Internet access. As competition intensifies as a result of deregulatory, market or technological developments, our results of operations and financial condition could be adversely affected, since the traffic business still constitutes a sizeable portion of our total business.

Deterioration in our relationships with facilities-based carriers could have a material adverse effect upon our telecommunications traffic business.

In our telecommunication traffic business, we primarily connect our customers’ telephone calls and data/Internet needs through access agreements with facilities-based Mobile Network Operators and landline carriers. Many of these carriers are, or may become, our competitors. Our ability to maintain and expand our business depends on our ability to maintain favorable relationships with the facilities-based carriers from which we lease transmission lines. If our relationship with one or more of these carriers were to deteriorate or terminate, it could have a material adverse effect upon our cost structure, service quality, network diversity, results of operations and financial condition. If we experience difficulties with our third-party providers, we may not achieve desired economies of scale or otherwise be successful in growing our business.

The market for communications information systems as well as security and fraud prevention services is highly competitive and fragmented, and we expect competition to continue to increase.

We compete with independent software and service providers and with the in-house IT and network departments of  communications companies. Our main competitors include firms that provide IT services (including consulting, systems integration and managed services), software vendors that sell products for particular aspects of a total information system, software vendors that specialize in systems for particular communications services (such as Internet, wireline and wireless services, cable, satellite and service bureaus) and network equipment providers that offer software systems in combination with the sale of network equipment. We also compete with companies that provide digital commerce software and solutions.

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We believe that our ability to compete depends on a number of factors, including:

▪	the development by others of software products that are competitive with our products and services,
▪	the price at which others offer competitive software and services,
▪	the ability to make use of the networks of mobile network operators,
▪	the technological changes of telecommunication operators affecting our ability to run services over their networks,
▪	the ability of competitors to deliver projects at a level of quality that rivals our own,
▪	the responsiveness of our competitors to customer needs, and
▪	the ability of our competitors to hire, retain and motivate key personnel.

A number of our competitors have long operating histories, large customer bases, substantial financial, technical, sales, marketing and other resources, and strong name recognition. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties.

The telecommunications industry is rapidly changing and, if we are not able to adjust our strategy and resources effectively in the future to meet changing market conditions, we may not be able to compete effectively.

The telecommunications industry is changing rapidly due to deregulation, privatization, consolidation, technological improvements, availability of alternative services such as mobile, broadband, DSL, Internet, VOIP, and wireless DSL through use of the fixed wireless spectrum, and the globalization of the world’s economies. In addition, alternative services to traditional landline services, such as mobile, broadband, Internet and VOIP services, are a substantial competitive threat to our legacy landline traffic business. If we do not continue to invest and exploit our contemplated plan of development of our communications information systems, outsourced solutions and value added (communication) services to meet changing market conditions, or if we do not have adequate resources, we may not be able to compete effectively. The telecommunications industry is marked by the continual introduction of new product and service offerings and technological improvements. Achieving successful financial results will depend on our ability to anticipate, assess and adapt to rapid technological changes, and to offer, on a timely and cost-effective basis, services including the bundling of multiple services that meet evolving industry standards. If we do not anticipate, assess or adapt to such technological changes at a competitive price, maintain competitive services or obtain new technologies on a timely basis or on satisfactory terms, our financial results may be materially and adversely affected.

If we are not able to operate a cost-effective network, we may not be able to grow our business successfully.

Our long-term success depends on our ability to design, implement, operate, manage and maintain a reliable and cost-effective network. In addition, we rely on third parties to enable us to expand and manage our global network and to provide local, broadband Internet and mobile services.

Risks Related to Our Capital Stock

We could issue additional common stock, which might dilute the book value of our capital stock.

Our board of directors has authority, without action or vote of our stockholders, to issue all or a part of our authorized but unissued shares of common stock. Any such stock issuance could be made at a price that reflects a discount or a premium to the then-current trading price of our common stock. In addition, in order to raise future capital, we may need to issue securities that are convertible into or exchangeable for a significant amount of our common stock. These issuances, if any, would dilute your percentage ownership interest in us, thereby having the effect of reducing your influence on matters on which stockholders vote. You may incur additional dilution if holders of stock options, whether currently outstanding or subsequently granted, exercise their options, or if warrant holders exercise their warrants to purchase shares of our common stock. As a result, any such issuances or exercises would dilute your interest in us and the per share book value of the common stock that you own, either of which could negatively affect the trading price of our common stock and the value of your investment.

Our board of directors has the power to designate a series of preferred stock without stockholder approval that could contain conversion or voting rights that adversely affect our common stockholders.

Our Certificate of Incorporation authorizes the issuance of capital stock including 50,000,000 undesignated preferred shares, and empowers our board of directors to prescribe by resolution and without stockholder approval a class or series of such preferred shares, including the number of shares in the class or series and the voting powers, designations, rights, preferences, restrictions and the relative rights in each such class or series. The creation and issuance of any such preferred shares could dilute your voting and ownership interest in us, the value of your investment, the trading price of our common stock and any cash (or other form of consideration) that you would otherwise receive upon out liquidation.

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If we issue additional shares of common stock in connection with a subsequent financing, this could have a dilutive effect on your voting rights.

We are authorized under our Certificate of Incorporation to issue 300,000,000 shares of capital stock, including 250,000,000 shares of common stock and 50,000,000 shares of preferred stock, of which 113,807,071 shares of common stock were issued and outstanding as of March 9, 2012.

Furthermore, should we decide to finance out activities through the issuance of additional common stock, convertible debt or preferred stock, this may have a dilutive effect on your voting rights, the value of your investment and the trading price of our common stock. Under NYSE Amex rules, if we issue more than 20% of our outstanding common stock in any equity-based financing, we are required to call a special meeting of our stockholders to authorize the issuance of such additional shares before undertaking the issuance. As a result, we cannot assure you that our stockholders would authorize such issuance in which event we may seek the necessary capital in an alternative manner, which may not be available to us on commercially reasonable terms, if at all. If we were unable to adequately fund our activities, either through our operations or through equity/debt financing, our operations my have a material adverse effect on us as a going concern.

As a “thinly-traded” stock, large sales of our common stock can place downward pressure on our stock price.

Our common stock may experience periods when it could be considered “thinly traded”. Financing transactions resulting in a large number of newly issued shares that become readily tradable, or other events that cause our current stockholders to sell shares, could place further downward pressure on the trading price of our common stock. In addition, the lack of a robust resale market may require a stockholder who desires to sell a large number of shares of our common stock to sell such shares in increments over time to mitigate any adverse impact of the sales on the market price of our stock.

Exercising of outstanding warrants and options by our security holders will dilute your interest in our securities and may adversely affect the market price of our common stock.

We have issued warrants to purchase shares of our common stock in connection with certain private placement financings. As of December 31, 2011, there are warrants to purchase 50,865,247 shares of our common stock outstanding. A significant portion of the shares underlying the outstanding warrants are free-trading shares registered pursuant to this registration statement and post-effective amendment to such registration statement. In addition, as of December 31, 2011, there are options to purchase 7,868,989 shares of our common stock outstanding which are held by our management, employees, directors and consultants. If, and when, these securities are exercised into shares of our common stock, your interest in our shares will be diluted accordingly and could have a material adverse effect on the trading price of our common stock and the value of your investment.

Shares eligible for future sale under Rule 144 may adversely affect the market price of our common stock.

From time to time, certain of our stockholders may be eligible to sell all or some of their shares of our common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act of 1933, which we refer to in this prospectus as the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, after satisfying a six month holding period: (i) affiliated stockholders (or stockholders whose shares are aggregated) may, under certain circumstances, sell within any three month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale and (ii) non-affiliated stockholders may sell without such limitations, provided we are current in our public reporting obligations. Rule 144 also permits the sale of securities by non-affiliates that have satisfied a one year holding period without any limitation or restriction. Any substantial sale of our common stock pursuant to Rule 144 or pursuant to any resale prospectus may have a material adverse effect on the market price of our securities.

Because our executive officers, directors, their affiliates and certain principal stockholders own a large percentage of our voting stock, other stockholders’ voting power may be limited.

As of December 31, 2011, Steven van der Velden, Martin Zuurbier, Johan Dejager, Phil Hickman, Rijkman Groenink, Jacques Kerrest, Pat Carroll, Mark Nije and Alex Vermeulen, our directors and executive officers, their affiliates and certain principal stockholders , beneficially owned or controlled approximately 37% of our outstanding common stock. In particular, as of December 31, 2011, Rising Water Capital AG, an entity affiliated with the certain of the aforementioned individuals, beneficially owned 23% of our common stock and QAT II Investments SA, another entity affiliated with certain of our officers and directors, beneficially owned 5.3% of our outstanding stock and holds 20,893,081 warrants that under various conditions can be converted into our common stock. QAT Investments SA, another entity affiliated with certain of our officers and directors, is the owner of 51.3% of Rising Water Capital. If those stockholders act together, they will have the ability to have a substantial influence on matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. As a result, our other stockholders may have little or no influence over matters submitted for stockholder approval. In addition, the ownership of common stock by such stockholders could preclude any unsolicited acquisition of us, and consequently, adversely affect the price of our common stock. These stockholders may make decisions that are adverse to your interests.

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We have no dividend history and have no intention to pay dividends in the foreseeable future.

We have never paid dividends on or in connection with our common stock and do not intend to pay any dividends to common stockholders for the foreseeable future.

Risks Related to the 2012 Private Placement

The issuance of shares of common stock in connection with the 2012 private placement of convertible notes may have an adverse effect on the market price of our common stock.

Should the principal amount of the convertible notes issued in the private placement be converted in full at the fixed conversion price according to the terms of the convertible notes, there will be aggregate of up to 3,371,648 shares of our common stock eligible for trading in the public market. In addition, we may choose make our monthly installment payments to the noteholders in stock, which will result in issuance of additional shares our common stock available to be sold in the public markets. Such increase in our outstanding shares, and any sales of such shares, could have a material adverse effect on the market for our common stock and the market price of our common stock.

Our inability to make full payment either in cash or stock could result in defaults under the convertible notes, which shall result in late charges and other penalties, and in certain instances, foreclosures on our subsidiaries’ assets.

If we fail to make full payment on the convertible notes in either in cash or stock, we will be subject to late charges and other penalties. Substantially all the assets of our subsidiaries are pledged as security and our subsidiaries guaranteed the full and punctual payment due under the convertible notes in connection with the March 2012 private placement.   We cannot assure you that our business will generate sufficient cash flow from operations to repay these obligations or that we will be able to make the stock payment as required under the terms of the convertible notes. Failure to obtain extensions of the maturity dates of, or to refinance, this obligation or to obtain additional equity financing to meet this debt obligation would result in an event of default with respect to such obligation and could result in the foreclosure on the substantially all our subsidiaries’ assets. The foreclosure on such collateral would have a material adverse effect on our business and operations.

In the event of a default under the convertible notes issued in the March 2012 private placement , the holders of such notes are entitled to convert the convertible notes at a lower price than the fixed conversion price which may have an adverse impact on the market price of our common stock and your investment may be diluted significantly.

According to the terms of the convertible notes issued in the March 2012 private placement, the following events, among other things, may be deemed as or result in an event of default:

▪	Suspension of trading of our common stock on the NYSE Amex for a period of 5 days or for more than an aggregate of 10 days in any 365-day period;
▪	Failure to deliver the required number of shares of our common stock within 3 days after an applicable conversion date;
▪	Failure to pay any amount of principal, interest, and/or late charges when and as due under the terms of the convertible notes, including failure to pay any redemption payments;
▪	We or any of our subsidiaries, as parties to the security agreement and subsidiary guaranty agreement, default on any indebtedness as defined in the securities purchase agreement; and
▪	We fail to hold a special stockholders meeting to approve the issuance in full of all conversion shares and stock payment shares in according to the NYSE Amex rules within the required period.

If an event of default occurs, a holder may declare all of the then outstanding principal of the affected convertible note and all other notes held by such holder, including any interest and unpaid late charges, to be due and payable immediately with certain exceptions. In the event of such acceleration, the amount due and owing to the holder shall be equal to 110% of the outstanding principal held by the holder. In addition, such acceleration triggers default under the security agreement, as a result of which, the holder may foreclose on our subsidiaries’ assets.

In the event of failure to secure certain contract with one of the largest international financial institutions, we have the right to redeem a portion or the entire outstanding amount of the convertible note at a redemption price equal to 100% thereof. If we choose to do so, we may have to obtain financing on unfavorable terms.

In the event that we (in partnership with Adeptra) fail to enter into a contract with one of the ten largest international financial institutions to provide SIM swapping fraud detection and prevention services to such financial institution in which we will receive certain requisite amount of net compensation or a launch failure, we have the right to redeem a portion or the entire outstanding amount of the convertible note at a redemption price equal to 100% thereof while the holder may convert all or any portion of the convertible note. If we choose to redeem, we may have to obtain financing which we may not be able to obtain on terms favorable to us.

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There are restrictions on our ability to raise money in certain variable rate transactions.

Except for the sole purpose of repaying the convertible notes after a launch failure, we are prohibited from entering into a variable rate transaction. This may limit our choice of financing and increase our cost of financing.

Substantially all our assets are pledged as security interest in the March 2012 private placement. We are not permitted to pledge any security interest on our assets and are subject to other negative covenants under the securities purchase agreement. As a result, we may have difficulty to obtain additional debt financing.

Our payment obligations under the convertible notes issued in the March 2012 private placement are secured by substantially all our assets, including the assets of our subsidiaries pursuant to the security agreement and are guaranteed by our subsidiaries pursuant to the subsidiary guaranty agreement. In addition, under the securities purchase agreement, we agreed (i) not to create any pledge, mortgage or other grant of security interest on any of our assets without the noteholders’ prior written consent (ii) not to create or assume any indebtedness that is senior to the notes without the noteholders’ prior written consent, and (iii) not to guarantee any indebtedness of any of our subsidiaries or any other person with certain exceptions; mortgage or other grant of security interest on any of our assets without the noteholders’ prior written consent. As such, we may have difficulty to refinance existing debt or secure new debt and our future cost of borrowing may increase.

We are prohibited from distributing dividends on our common stock during the term of the securities purchase agreement.

We are not permitted to declare or make any restricted payments, which include, among other things, dividend or distribution on any class of its capital stock during the term of the March 2012 private placement securities purchase agreement.

The accounting treatment for our convertible securities is complex and subject to judgments concerning the valuation of embedded derivative rights within the applicable securities.  Fluctuations in the valuation of these rights could cause us to take charges to our earnings and make our financial results unpredictable.

The convertible notes issued in the March 2012 private placement contain certain embedded derivative rights in accordance with GAAP.  These derivative rights, or similar rights in convertible securities we may issue in the future, need to be, or may need to be, separately valued as of the end of each accounting period in accordance with GAAP.  Changes in the valuations of these rights, the valuation methodology or the assumptions on which the valuations are based could cause us to take charges to our earnings, which would adversely impact our results of operations.  Moreover, the methodologies, assumptions and related interpretations of accounting or regulatory authorities associated with these embedded derivatives are complex and in some cases uncertain, which could cause our accounting for these derivatives, and as a result, our financial results, to fluctuate.  There is a risk that questions could arise from investors or regulatory authorities concerning the appropriate accounting treatment of these instruments, which could require us to restate previous financial statements, which in turn could adversely impact our results of operations, our reputation and our public stock price.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders named herein.  There will be no proceeds to us from the sale of shares of common stock in this offering.

We will not receive any proceeds from the sale of shares by the selling stockholders other than the exercise price of any warrants that are exercised by the applicable selling stockholders who do not conduct cashless exercises, the proceeds of which we expect to use for our general working capital, operating expenses and other general corporate purposes.  If all of these warrants are exercised for cash, then we will receive gross proceeds of approximately $92 million.  No assurances can be given, however, that all or any portion of such warrants will ever be exercised.

DETERMINATION OF OFFERING PRICE

The selling stockholders may sell these shares at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices.  We will not receive any proceeds from the sale of shares by the selling stockholders but we may receive proceeds upon the exercise, if any, of the warrants.

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SELLING STOCKHOLDERS

We have entered into registration rights agreements with certain of the selling stockholders pursuant to which we have agreed to file a registration statement, of which this prospectus is a part, under the Securities Act of 1933, as amended (the “Securities Act”), registering the resale by the selling stockholders of the shares of common stock covered by this prospectus.  We have also agreed to cause such registration statement to become effective, and to keep such registration statement effective. Our failure to satisfy the deadlines set forth in the registration rights agreements may subject us to payment of certain monetary penalties pursuant to the terms of the registration rights agreements.  Additionally, some of the selling stockholders are registering their shares pursuant to piggyback rights granted by us.

We are registering the shares of common stock covered by this prospectus in order to permit the selling stockholders to offer the shares for resale from time to time.

The table below lists the selling stockholders and other information regarding the ownership of the shares of common stock (including shares of common stock underlying warrants) held by each of the selling stockholders as of April 25, 2012. Except as indicated in the footnotes to the table below, the selling stockholders have not had any material relationship with us within the past three years, except for their ownership of our common stock.

The table assumes the sale by the selling stockholders of all shares of common stock covered by this prospectus, including those shares of common stock underlying warrants.  The selling stockholders are not making any representation that any shares covered by this prospectus will be offered for sale. We believe that, based on information provided to us by each of the selling stockholders, the selling stockholders listed in the table have sole voting and investment powers with respect to the securities indicated.  As indicated below, certain selling stockholders are broker-dealers or affiliates.

SELLING STOCKHOLDER TABLE

Name of Selling Stockholder	Securities Included in Prospectus (1)	Shares Owned Prior To Offering	Percentage of Shares Before Offering (2)	Shares Owned After Offering (3)	Percentage of Shares After Offering (3)
Adam Linn	50,000	50,000	*	0	*
Alain DeCock	147,500	258,544	*	111,044	*
Alan & Anne R. Epstein, JTWROS	40,000	40,000	*	0	*
Alan Fein (4)	50,000	50,000	*	0	*
Albert Poliak (5)	1,047,496	1,047,496	*	0	*
Andrew Horodowicz, IRA	63,334	63,334	*	0	*
Ann M. Angle	360,000	384,173	*	24,173	*
Anthony Athanas, Jr.	400,000	400,000	*	0	*
Anton Nader	200,000	200,000	*	0	*
Arthur Dunkin	50,000	102,600	*	52,600	*
Arthur Luxenberg	150,000	150,000	*	0	*
Axel Mehrle (4)	5,000	5,000	*	0	*
Bailey Family LP	100,000	100,000	*	0	*
Barry Davis, Roth IRA	50,000	50,000	*	0	*
Bernard Moncarey (6)	584,484	584,484	*	349,500	*
Brenda Forwood	75,000	75,000	*	0	*
Brett Shapiro (5)	122,974	122,974	*	0	*
Brian J. Gardinier	41,670	41,670	*	0	*
Bruce Michael Robinson	125,000	219,105	*	94,105	*
Bruce Michael Robinson, Sep IRA	96,000	169,876	*	73,876	*
Bruce Robinson, IRA	150,000	150,000	*	0	*
Cara N.V. (IMC Management (Anguilla) Ltd.)	200,000	367,678	*	167,678	*

15

Carianne A. Finch, IRA	31,000	31,000	*	0	*
Carl Martin, IRA	100,000	100,000	*	0	*
Carl Stevens, IRA	200,000	200,000	*	0	*
Cecelia Maben, IRA	48,250	48,250	*	0	*
Cedarview Opportunity Master Fund	1,500,000	1,500,000	1.32%	0	*
Charles and Sandra Curtis, JTWROS	400,000	400,000	*	0	*
Charles Mcelheney	53,334	53,334	*	0	*
Charles Mcelheney, IRA	160,000	160,000	*	0	*
Cheryl Williams	25,000	25,000	*	0	*
Christina and Joseph C. Landsman JTWROS	25,000	25,000	*	0	*
Christine Marie Frankewich and John P. Christensen, JTTEN	100,000	100,000	*	0	*
Christopher Millard	41,668	41,668	*	0	*
Cindy Nicholson (21)	5,336	5,336	*	0	*
CMV II Invest CVA (12)	5,213,796	8,689,660	7.62%	3,475,864	3.05%
Connie Colleen Hummer, IRA	25,000	43,821	*	18,821	*
Constantine Hagepanos	50,000	50,000	*	0	*
Constantine Hagepanos, IRA	102,000	102,000	*	0	*
Craig A. Lindberg	50,000	50,000	*	0	*
Craig S. Barkley and Sandra M. Barkley, JTWROS	125,000	125,000	*	0	*
Daniel A. Hudson, IRA	60,000	60,000	*	0	*
David B. Pautler	25,000	25,000	*	0	*
David Cohen	41,668	41,668	*	0	*
David Hansen	200,000	200,000	*	0	*
David Huebner	50,000	50,000	*	0	*
David Linker	33,334	33,334	*	0	*
David McClain	86,200	86,200	*	0	*
David Rampulla	25,000	25,000	*	0	*
David Silkworth, IRA	25,000	66,100	*	41,100	*
David Talesnick	50,000	50,000	*	0	*
David Weinstein (5)	619,013	619,013	*	0	*
David Yerg, IRA	43,000	43,000	*	0	*
Dawson James Securities, Inc. (7)	503,005	503,005	*	0	*
Deborah Dolan	50,000	50,000	*	0	*
Dharmesh Bhanushali	25,000	25,000	*	0	*
Dillon C. Finch	145,000	145,000	*	0	*
Dominique Laval (13)	336,429	336,429	*	0	*
Donald Darendinger	80,000	186,000	*	106,000	*
Donall O'Suilleabhain (21)	3,335	3,335	*	0	*
Dr. Carl Eric Mayer	40,000	40,000	*	0	*
Dr. Donald Myrtue	20,000	20,000	*	0	*
Dr. Robert F. Ryan & Dr. Qin C. Ryan	100,000	175,284	*	75,284	*
Duane P. Stout, IRA	29,000	29,000	*	0	*
Edith Bingle	31,900	69,542	*	37,642	*
Eduardo Diaz, IRA	391,668	391,668	*	0	*
Edward J. Kay and Cynthia E. Kay, JTWROS	50,000	50,000	*	0	*
Elizabeth Burrow Living Trust	41,668	41,668	*	0	*
Elizabeth Mary Sealy Burrow Living Trust	25,000	25,000	*	0	*
Elmer R. Salovich Revocable Living Trust	100,000	100,000	*	0	*
Enterprise Ireland (21)	127,603	127,603	*	0	*
Eric Warm	50,000	50,000	*	0	*

16

F. Richard Stark	41,668	41,668	*	0	*
Far Hills Capital, LLC	200,000	369,322	*	169,322	*
Francis & Jeffrey Chan, JTWROS	50,000	50,000	*	0	*
Francis Howard	400,000	400,000	*	0	*
Frank and Hope Patton, JTWROS	75,000	75,000	*	0	*
Frank Guy, IRA	50,000	50,000	*	0	*
Frank J. Garofalo	300,000	350,384	*	50,384	*
Fred G. Militello	25,000	25,000	*	0	*
Frederick Von Massey, IRA	50,000	50,000	*	0	*
Galt Asset Management	500,000	500,000	*	0	*
Gary and Arlene Falkin, JTWROS	50,000	50,000	*	0	*
Gary W. Kleinman	250,000	374,074	*	124,074	*
George Kafkarkou	175,000	175,000	*	0	*
George M. Abraham	150,000	262,926	*	112,926	*
Gerald and Seena Sperling	166,668	166,668	*	0	*
Gerald and Seena Sperling, JTWROS	233,334	233,334	*	0	*
Gilbert Ludwig, IRA	41,668	41,668	*	0	*
Gilya Alchits	100,000	100,000	*	0	*
Gregory Harrison	533,334	1,289,000	1.13%	755,666	*
Gregory Jude Marks (21)	3,335	3,335	*	0	*
Guido Kibbelaar	220,000	514,402	*	294,402	*
Gunther Motor Company of Plantation, Inc.	200,000	372,708	*	172,708	*
Hank Uberoi (21)	688,709	688,709	*	0	*
Hanka Lew	75,000	75,000	*	0	*
Herman Spliethoff (17)	1,014,285	3,212,148	2.82%	2,197,863	1.93%
Howard & Arlene Berger, JTWROS	100,000	100,000	*	0	*
Howard Roth, IRA	100,000	100,000	*	0	*
Ian Hoffman, IRA	80,000	80,000	*	0	*
Ines Bahl & Burkhard Koder, JTWROS	50,000	50,000	*	0	*
Ines Bahl, IRA	44,000	44,000	*	0	*
Intelladon, LLC	50,000	50,000	*	0	*
IVM Productions, Inc.	150,000	187,037	*	37,037	*
Jeroen Kibbelaar	600,000	1,088,093	*	488,093	*
J. Paul Culotta, IRA	25,000	25,000	*	0	*
Jam-123, LLC	31,500	31,500	*	0	*
James E. Anderson	515,519	515,519	*	0	*
James Miller	25,000	25,000	*	0	*
James Narutowicz & Michael Narutowicz, JTWROS	50,000	50,000	*	0	*
James Walker	200,000	200,000	*	0	*
James Williams	41,668	41,668	*	0	*
Jason Curtis	350,000	350,000	*	0	*
Jason Paulley	130,000	130,000	*	0	*
Jason Paulley, IRA	396,668	396,668	*	0	*
Jason Paulley, Roth IRA	50,000	50,000	*	0	*
Jay Angle	1,235,000	1,235,000	1.08%	0	*
Jean Yves Laurent	142,637	250,020	*	107,383	*
Jeannette Militello, IRA	41,668	41,668	*	0	*
Jeffrey E. Burt, IRA	47,000	47,000	*	0	*
Jennifer Zhu	25,000	25,000	*	0	*
Jericho Capital Corp, FBO Kenneth Greene SEP	300,000	300,000	*	0	*
Jim Williams, IRA	37,000	37,000	*	0	*

17

Joan P. Foley for Edward J. Foley, Lifetime Trust, Edward J. Foley, III, Trustee	50,000	91,919	*	41,919	*
Johan Dejager (8)	2,127,560	3,319,612	2.91%	1,192,052	1.05%
John & Yvonne Weatherford, JTWROS	50,000	50,000	*	0	*
John Alessandro	41,668	41,668	*	0	*
John Alessandro, IRA	73,334	73,334	*	0	*
John Anthony Gennaro	100,000	100,000	*	0	*
John Black	86,668	86,668	*	0	*
John Blum	50,000	50,000	*	0	*
John Blum, Jr.	500,000	500,000	*	0	*
John Donald Marks	50,000	50,000	*	0	*
John F. Bonner, III	100,000	100,000	*	0	*
John Grohe	40,000	40,000	*	0	*
John J. Buttrum	30,000	30,000	*	0	*
John J. Curley	125,000	180,556	*	55,556	*
John J. Shaw	300,000	374,074	*	74,074	*
John Key, IRA	63,334	63,334	*	0	*
John N. Alessandro	50,000	50,000	*	0	*
John Peter Christensen	100,000	186,354	*	86,354	*
John R. Rogers	172,480	172,480	*	0	*
John R. Rogers, IRA	140,000	140,000	*	0	*
John Robert Petersen (21)	3,935	3,935	*	0	*
John F. Sloan, Jr.	105,000	105,000	*	0	*
John F. Sloan, Jr. Roth IRA	10,000	10,000	*	0	*
John F. Sloan, Jr., IRA	84,000	84,000	*	0	*
John Robert Walker, IRA	251,668	286,002	*	34,334	*
John Walker, Roth IRA	48,334	48,334	*	0	*
John Weatherford	62,000	62,000	*	0	*
John Weatherford, IRA	38,000	38,000	*	0	*
Jonathan Mark Alford (21)	4,736	4,736	*	0	*
Jonathan Mark Murphy (21)	3,335	3,335	*	0	*
Jordan Family LLC	200,000	200,000	*	0	*
Joseph Farrel (21)	82,845	82,845	*	0	*
Joseph Fusaro	25,000	25,000	*	0	*
Joseph Thomas Watters, III	100,000	100,000	*	0	*
Julie Coplan	25,000	25,000	*	0	*
Kenneth Greene fbo Colby J Greene	150,000	150,000	*	0	*
Kenneth Greene fbo Grant B Greene	150,000	150,000	*	0	*
Kent Jones	75,000	75,000	*	0	*
Kenneth Leonard Shovell (21)	33,352	33,352	*	0	*
Kerry Staton	390,000	390,000	*	0	*
Kevin Charos	150,000	100,000	*	0	*
Lamar F. Callaway, IRA	50,000	50,000	*	0	*
Lawrence Paul Cake, Roth IRA	25,000	43,000	*	18,000	*
Larry Hopfenspirger	666,668	666,668	*	0	*
Leeward Ventures Sicar SA (14)	1,428,571	1,428,571	1.25%	0	*
Lonnie & Haley Klein, JTTEN	33,334	33,334	*	0	*
Louis Daniele	100,000	100,000	*	0	*
Luke Carberry (21)	951,351	951,351	*	0	*
Michel Casselman	100,000	175,284	*	75,284	*
Marc & Stacy Dorman, JTWROS	80,000	80,000	*	0	*

18

Marc Blumenthal	75,000	75,000	*	0	*
Marie Karanfilian	25,000	45,960	*	20,960	*
Marie Rutsaert	147,500	258,544	*	111,044	*
Mark Butt	248,334	248,334	*	0	*
Mark I. Lev (4)	45,500	45,500	*	0	*
Mark S. Wiley	25,000	25,000	*	0	*
Martha Blackwood Zeh	53,334	87,372	*	34,038	*
Martin Charles Yerg, IRA	135,000	135,000	*	0	*
Matthew James Peddlesden (21)	12,524	12,524	*	0	*
Matthew Templeman	50,000	50,000	*	0	*
Michael J. & Deborah W. Picker, JTTEN	50,000	50,000	*	0	*
Michael J. & Deborah W. Picker, Tenants in Common	100,000	100,000	*	0	*
Michael Nimaroff	75,000	75,000	*	0	*
Michael Pantelis	40,000	79,000	*	39,000	*
Michael James Skells (21)	25,080	25,080	*	0	*
Michael Seekins	25,000	28,000	*	3,000	*
Mitchell McClaren, IRA	50,000	50,000	*	0	*
MKM Opportunity Master Fund	300,000	300,000	*	0	*
Nathan Sugarman	75,000	131,463	*	56,463	*
Navitrade Holding NV (15)	3,428,571	4,380,953	3.84%	952,382	*
Nazim Lokhandwala	62,000	62,000	*	0	*
Nextview Capital, LP	490,000	622,644	*	132,644	*
Nicos A. Kafkarkou	50,000	50,000	*	0	*
Nigel Francis Burrow Living Trust	25,000	25,000	*	0	*
Nigel Gregg	75,000	75,000	*	0	*
Otto de Graaf	71,729	71,729	*	0	*
Pat Carroll (24)	128,937	128,937	*	0	*
Pierre van Durme	180,000	180,000	*	0	*
Palmer & Majorie Kay Arnold, JTWROS	100,000	100,000	*	0	*
Palmer G. Arnold	50,000	50,000	*	0	*
Pamela Corson	50,000	50,000	*	0	*
Pamela Corson, IRA	25,000	46,049	*	21,049	*
Paul Erbe	50,000	50,000	*	0	*
Peter Kertes	50,000	87,642	*	37,642	*
Phil Hickman (22)	56,497	335,702	*	279,205	*
Philip Kelly (21)	27,415	27,415	*	0	*
Polly Ristaino	25,000	25,000	*	0	*
Prajeshkeamar and Monika Patel	150,000	150,000	*	0	*
QAT Investments SA (23)	892,930	17,479,899	15.34%	16,586,969	14.55%
QAT II Investments, SA (9)	26,740,286	27,979,450	24.55%	1,239,164	1.09%
Qin C. Ryan, IRA	100,000	100,000	*	0	*
Randy W. Meeks	35,000	35,000	*	0	*
Raymond G. Tinney	50,000	50,000	*	0	*
Raymond McGill, IRA	88,500	88,500	*	0	*
Raymond Tinney	200,000	200,000	*	0	*
Rebecca Davis, IRA	48,334	48,334	*	0	*
Reese Freyer	25,000	25,000	*	0	*
Richard Curtis	90,000	90,000	*	0	*
Richard J. Fasman	50,000	50,000	*	0	*
Rising Water Capital AG (16)	5,915,487	32,084,518	28.15%	26,169,031	*

19

Rita Peeters (18)	233,389	233,389	*	0	*
Robert Deneke	300,000	300,000	*	0	*
Robert B. Stanger	25,000	25,000	*	0	*
Robert Bennet and Robert Bennett, Sr., JTWROS	50,000	50,000	*	0	*
Robert Bennett	25,000	25,000	*	0	*
Robert F. & Qin C. Ryan, JTWROS	400,000	400,000	*	0	*
Robert F. Ryan, IRA	50,000	50,000	*	0	*
Robert Gesemyer	140,000	140,000	*	0	*
Robert O'Mara	100,000	175,284	*	75,284	*
Robert Stanger	28,334	28,334	*	0	*
Robert Zens	200,000	275,284	*	75,284	*
Ronald Forstrom	33,334	33,334	*	0	*
Ronald Sauter	40,000	40,000	*	0	*
Ronniel Levy, Esq. (4)	5,000	5,000	*	0	*
Ross and Anita Gramstead, JTWROS	50,000	50,000	*	0	*
Roy E. & Melissa L. Reichbach, JTWROS	100,000	100,000	*	0	*
Ryan Michael Hogan	150,000	150,000	*	0	*
Saeid Banaei, IRA	25,000	25,000	*	0	*
Samax Family Limited Partnership	225,000	70,834	*	0	*
Sandgrain Securities, Inc. (10)	20,000	20,000	*	0	*
Sandor Capital Master Fund, LP	500,000	250,000	*	0	*
Sandra Diaz, IRA	143,334	143,334	*	0	*
Saskia van de Poel	150,000	262,926	*	112,926	*
Scott Bobbitt, IRA	27,000	27,000	*	0	*
Scott E. Douglas	250,000	250,000	*	0	*
Scott Hummer, IRRL	25,000	25,000	*	0	*
Scott S. Katz	100,000	100,000	*	0	*
Scott Stewart Katz	25,000	25,000	*	0	*
Seamus Kane (21)	951,352	951,352	*	0	*
Sean and Alison Rivera, JTWROS	40,000	40,000	*	0	*
Seraz & Sabuhi Khan, JTWROS	103,000	135,622	*	32,622	*
Sharon Eshel Gloster	50,000	50,000	*	0	*
Sharon Gloster	50,000	50,000	*	0	*
Sheldon T. Fleck	145,000	145,000	*	0	*
Sheldon T. Fleck, Roth IRA	76,000	76,000	*	0	*
Sousan Doukas	100,000	100,000	*	0	*
Stacie Greene	300,000	300,000	*	0	*
Stephen Schell	750,000	750,000	*	0	*
Steve Elsey	200,000	200,000	*	0	*
Steve Wilson	25,000	27,000	*	2,000	*
Steven Boyce, IRA	25,000	25,000	*	0	*
Stephen E. Holzel	125,000	143,519	*	18,519	*
Steven Etra	125,000	125,000	*	0	*
Steven Gersten	100,000	100,000	*	0	*
Steven Mitchell Sack	150,000	150,000	*	0	*
Steven Mitchell Sack IRA	100,000	100,000	*	0	*
Steven Mitchell Sack PSP, Steven M. Sack, Trustee	350,000	350,000	*	0	*
Strive, Inc. Pension	100,000	100,000	*	0	*
Subhach C. Gulati	100,000	100,000	*	0	*
Super Angel Capitol, LLC	166,668	166,668	*	0	*
Tammy Eloshvili (4)	5,000	5,000	*	0	*

20

Tammy Sue McClain, IRA	22,000	33,572	*	11,572	*
Ted Vanvick	41,668	41,668	*	0	*
Tenura BV	25,000	43,821	*	18,821	*
Terrence Williams (21)	713,323	713,323	*	0	*
Theo Olison, IRA	35,000	35,000	*	0	*
Tibor Luckman (19)	226,326	226,326	*	0	*
Tim Gillis	50,000	50,000	*	0	*
Timothy Neo Poh Thiam (21)	10,672	10,672	*	0	*
Todd Loudin	50,000	50,000	*	0	*
Tom Curtis (11)	23,520	23,520	*	0	*
Troy Scott	48,334	48,334	*	0	*
Umesh B. Malyavantham, IRA	71,668	71,668	*	0	*
Vincent P. Rose, Jr.	25,000	25,000	*	0	*
Vincent P. Rose, Jr., IRA	100,000	73,000	*	0	*
Vincent P. Rose, Sr., IRA	25,000	25,000	*	0	*
Virginia Cahal	500,000	668,681	*	168,681	*
Walter H. Sturm, M.D. and Sandra Sturm, JTWROS	50,000	50,000	*	0	*
Wardenburg 2009 Family Trust	200,000	200,000	*	0	*
Weigong Cao & Zhiging Ai, JTWROS	25,000	25,000	*	0	*
William A. Williams, IRA	25,000	25,000	*	0	*
William Curtis Kottke	20,000	36,121	*	16,121	*
William Kottke, IRA	196,668	221,927	*	25,259	*
William P. Mulligan, Jr.	100,000	100,000	*	0	*
William Turk	42,000	42,000	*	0	*
William Williams	24,168	24,168	*	0	*
Woody S. Byars	25,000	38,287	*	13,287	*
Wrayswood, LLLP	90,000	90,000	*	0	*
Yiotis A. Maouris	50,000	50,000	*	0	*
Yves van Sante (20)	434,484	434,484	*	0	*
Total	87,554,699	143,692,118		56,968,085

* Represents less than 1% of total outstanding common stock.

(1)	Includes shares of common stock being registered and shares of common stock being registered which are issuable upon the exercise of warrants issued to such person.

(2)	Based 113,986,233 shares of common stock outstanding as of April 30, 2012.
(3)	Assumes that all securities registered will be sold.
(4)	Such persons are affiliated with Sandgrain Securities, Inc. and were issued “A” and “B” selling agent warrants in connection with the 2010 bridge offering. This includes the shares of common stock underlying such warrants.
(5)	Such persons are affiliated with Dawson James Securities, Inc., a FINRA registered broker-dealer, and were issued selling agent warrants in connection with the 2010 private placement offering. This includes the shares of common stock underlying such warrants.
(6)	Also includes 40,000 shares held by BMO & Associates and shares of common stock underlying an aggregate of 434,484 warrants originally issued to Amelia & Associates, SA in connection with certain financings in the second and third quarter of 2008.
(7)	This includes the shares of common stock underlying 192,488 selling agent warrants issued to Dawson James in connection with the 2009 private placement offering and 310,517 selling agent warrants issued to Dawson James in connection with the 2010 private placement offering.
(8)	Mr. Dejager is a member of our board of directors. His beneficial ownership also includes shares and warrants to purchase shares of our common stock held by other entities and shares of common stock underlying an aggregate of 928,572 warrants issued to him in connection with certain financings in the second and third quarter of 2008.

(9)	Mr. Van der Velden, our chairman and chief executive officer, owns or controls 24.17% of QAT II Investments, an investment entity.

(10)	This includes the shares of common stock underlying 10,000 “A” and 10,000 “B” selling agent warrants issued to Sandgrain in connection with the 2010 bridge offering.
(11)	This includes the shares of common stock underlying 23,520 selling agent warrants issued to such person in connection with the 2009 private placement offering. Such person is an affiliate of Dawson James.

(12)	This includes the shares of common stock underlying an aggregate of 5,213,796 warrants issued to CMV Invest CVA in connection with in connection with certain financings in the second and third quarter of 2008. Mr. Van der Velden, our chairman and chief executive officer, owns or controls 40.75% of CMV II Invest CVA.
(13)	This includes the shares of common stock underlying an aggregate of 336,429 warrants issued to such person in connection with certain financings in the second and third quarter of 2008.

21

(14)	This includes the shares of common stock underlying an aggregate of 1,428,571 warrants issued to such entity in connection with certain financings in the second and third quarter of 2008.
(15)	This includes the shares of common stock underlying an aggregate of 1,428,571 warrants issued to such entity in connection with certain financings in the second and third quarter of 2008.
(16)	This includes the shares of common stock underlying an aggregate of 5,915,487 warrants issued to such entity in connection with certain financings in the second and third quarter of 2008. QAT Investments SA, an affiliate of Mr. Van der Velden, our chairman and chief executive officer, holds 51.3 % of Rising Water Capital AG. Mr. Van der Velden owns or controls 30.79% of QAT Investments and 34% of RWC through Interfield Consultancy Ltd.

(17)	This includes the shares of common stock underlying an aggregate of 714,285 warrants issued to such person in connection with certain financings in the second and third quarter of 2008.
(18)	This includes the shares of common stock underlying an aggregate of 233,389 warrants issued to such person in connection with certain financings in the second and third quarter of 2008.
(19)	This includes the shares of common stock underlying an aggregate of 226,326 warrants issued to such person in connection with certain financings in the second and third quarter of 2008.
(20)	This includes shares of common stock underlying an aggregate of 434,484 warrants originally issued to Amelia & Associates, SA in connection with certain financings in the second and third quarter of 2008. Mr. Van Sante is an observer of our board of directors.
(21)	This includes the shares of common stock underlying warrants issued to such persons or entity in connection with our acquisition of Validsoft Limited in March 2010.
(22)	This includes the shares of common stock underlying warrants issued to such person in connection with our acquisition of Validsoft Limited in March 2010. Phil Hickman is a member of our board of directors.

(23)	This includes the shares of common stock underlying an aggregate of 892,930 warrants issued to QAT Investments SA in connection with certain financings in the second and third quarter of 2008. Mr. Van der Velden, our chairman and chief executive officer, owns or controls 30.79% of QAT Investments SA, an investment entity.
(24)	Pat Carroll is the chief executive officer of Validsoft Limited and an executive officer of the Registrant. This includes 128,937 shares of common stock underlying warrants issued to such persons or entity in connection with our acquisition of Validsoft Limited in March 2010.

PLAN OF DISTRIBUTION

The selling stockholders and any of their respective pledgees, donees, assignees and other successors-in-interest may, from time to time, sell any or all of their shares of common stock on NYSE Amex or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

☐	ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;

☐	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal;

☐	facilitate the transaction;

☐	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

☐	an exchange distribution in accordance with the rules of the applicable exchange;

☐	privately-negotiated transactions;

☐	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

☐	through the writing of options on the shares;

☐	a combination of any such methods of sale; and

☐	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

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The selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then existing market price. We cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be “underwriters” as that term is defined under the Securities Act, the Exchange Act and the rules and regulations of such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders, but excluding brokerage commissions or underwriter discounts.

The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter.  The selling stockholders have not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. In the event that any of the selling stockholders are deemed an affiliated purchaser or distribution participant within the meaning of Regulation M, then the selling stockholders will not be permitted to engage in short sales of common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In addition, if a short sale is deemed to be a stabilizing activity, then the selling stockholders will not be permitted to engage in a short sale of our common stock. All of these limitations may affect the marketability of the shares.

If a selling stockholder notifies us that it has a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholder and the broker-dealer.

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LEGAL MATTERS

The validity of our common stock offered hereby has been passed upon by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2011, and 2010 and for each of the three years in the period ended December 31, 2011 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated by reference in this Prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, the report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the company’s internal control over financial reporting as of December 31, 2011 incorporated by reference herein, given on the authority of said firm as experts in auditing and accounting.

INFORMATION INCORPORATED BY REFERENCE

This prospectus is part of a registration statement on Form S-3 filed by us with the SEC. This prospectus does not contain all of the information included in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC.

The SEC allows us to “incorporate by reference” certain documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below:

•	Our Annual Report on Form 10-K for the year ended December 31, 2011, as filed on March 30, 2012 (File No. 001-35360);

•	Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2011, as filed on on April 30, 2012 (File No. 001-35360);

•	Amendment No. 2 to our Annual Report on Form 10-K/A for the year ended December 31, 2011, as filed on May 4, 2012 (File No. 001-35360);

•	A registration statement on Form S-3 filed on April 26, 2012 (File No. 333-180977);

•	Amendment No. 1 to registration statement on Form S-3 filed on May 4, 2012 (File No. 333-180977);

•	Amendment No. 2 to registration statement on Form S-3 filed on May 7, 2012 (File No. 333-180977)

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, as filed on May 10, 2012 (File No. 000-30061)

•	The description of our common stock contained in our registration statement on Form 8-A filed on November 30, 2011 (File No. 001-35360)and as it may be further amended from time to time;

•	All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of our common stock hereunder; and

•	All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than any information pursuant to Item 2.02 or Item 7.01 of Form 8-K, after the date of the initial registration statement and prior to the effectiveness of the registration statement of which this prospectus forms a part shall be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date they are filed.

You may request copies of these filings, at no cost, by writing or calling us at:

Elephant Talk Communications Inc.

Schiphol Boulevard 249,

1118 BH Luchthaven Schiphol, the Netherlands

Tel: 31 20 653 5916

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C., 20549. You can request copies of these documents by contacting the SEC upon payment of fees prescribed by the SEC and paying a fee for the copying cost. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR

SECURITIES ACT LIABILITIES

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful, provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances. Our Certificate of Incorporation provides that we shall indemnify any and all persons whom it shall have the power to indemnify under Section 145 to the fullest extent permitted by the Delaware General Corporation Law.

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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You should rely only on the information contained in this document.  We have not authorized anyone to provide you with information that is different.  This document may only be used where it is legal to sell these securities.  The information in this document may only be accurate on the date of this document.

Additional risks and uncertainties not presently known or that are currently deemed immaterial may also impair our business operations.  The risks and uncertainties described in this document and other risks and uncertainties which we may face in the future will have a greater impact on those who purchase our common stock.  These purchasers will purchase our common stock at the market price or at a privately negotiated price and will run the risk of losing their entire investment.

ELEPHANT TALK COMMUNICATIONS, INC.

67,061,083 Shares of Common Stock

23,421,704 Shares of Common Stock Underlying Warrants

PROSPECTUS

May 16, 2012